Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011 and the Currency Terms Supplement dated April 17, 2012 — No. 1433

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $6,507,000 Currency-Linked Notes due 2013 (Linked to a Weighted Basket of Exchange Rates)

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (December 18, 2013, subject to adjustment) will be based on the performance of a weighted basket comprised of eight exchange rates as measured from the trade date (April 30, 2012) to and including the determination date (December 11, 2013, subject to adjustment). The exchange rates that comprise the basket are the Brazilian Real/U.S. Dollar, Russian Ruble/U.S. Dollar, Indian Rupee/U.S. Dollar, Chinese Renminbi/U.S. Dollar, Turkish Lira/U.S. Dollar, Mexican Peso/U.S. Dollar, Korean Won/U.S. Dollar and Indonesian Rupiah/U.S. Dollar exchange rates.  We refer to each as a basket exchange rate.  Each basket exchange rate is expressed as the relevant foreign currency value of one U.S. dollar.  By purchasing this note, investors take the view that the foreign currencies in the basket will, on a net basis, appreciate in value against the U.S. dollar over the period from the trade date to and including the determination date.  As more fully described below, the return on your notes is linked to the performance of the basket.  If the basket return (defined below) is less than –20% (the final basket level is greater than the initial basket level by more than 20%), you would lose a portion of your investment in the notes and you may lose your entire investment in the notes depending on the performance of the basket currencies against the U.S. dollar.

To determine your payment at maturity, we will first calculate the basket return by subtracting the final basket level (defined below) from the initial basket level of 100 and then dividing the resulting number by the initial basket level and expressing it as a positive or negative percentage.  The final basket level will equal the initial basket level times the sum of the results of (i) the final exchange rate for each basket exchange rate divided by (ii) the initial exchange rate for each basket exchange rate times (iii) the respective weighting for each basket exchange rate.  The basket return may reflect a positive return (based on any net appreciation in the value of the relevant currencies against the U.S. dollar) or a negative return (based on any net depreciation in the value of the relevant currencies against the U.S. dollar).  On the stated maturity date, for each $1,000 face amount of your notes:

•                   if the basket return is zero or positive, you will receive an amount in cash equal to the greater of (i) the threshold settlement amount of $1,150.00, and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return;

•                   if the basket return is negative but not below -20%, you will receive an amount in cash equal to $1,000; or

•                   if the basket return is negative and is below -20%, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus 20% times (c) 1.25, subject to a minimum of $0. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the final basket level on any day other than the determination date. You could lose your entire investment in the notes. A basket return of less than -20% will reduce the payment you receive at maturity below the face amount of your notes, potentially to $0. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 and the description of the basket exchange rates and additional terms of the notes in the accompanying currency terms supplement.

Assuming no changes in market conditions, our creditworthiness or other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price.  The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 31, 2012.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  We encourage you to read “Additional Risk Factors Specific to Your Notes” on page PS-8 and “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying currency terms supplement so that you may better understand those risks.

Original issue date (settlement date):	May 7, 2012	Original issue price:	100% of the face amount
Underwriting discount:	0.15% of the face amount	Net proceeds to the issuer:	99.85% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated April 30, 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated April 17, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $6,507,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Basket exchange rates:  the BRL/USD, RUB/USD, INR/USD, CNY/USD, TRY/USD, MXN/USD, KRW/USD and IDR/USD exchange rates, expressed as the applicable foreign currency value of one U.S. dollar (USD)

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer amount would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-9 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the basket return is zero or positive, the greater of (i) the threshold settlement amount, and (ii) the sum of (a) $1,000 plus (b) the product of (a) $1,000 times (b) the basket return;

•                  if the basket return is negative but greater than or equal to -20%, $1,000; or

•                  if the basket return is negative and less than -20%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus the buffer amount times (c) the buffer rate, subject to a minimum of $0.

Threshold settlement amount:  $1,150.00

Buffer amount:  20%

Buffer rate:  125%

Initial exchange rates:

Basket Exchange Rate	Initial Exchange Rate
BRL/USD	1.8930
RUB/USD	29.37
INR/USD	52.42
CNY/USD	6.2790
TRY/USD	1.7560
MXN/USD	12.9850
KRW/USD	1,130.00
IDR/USD	9,175.00

Final exchange rate: the level of the applicable basket exchange rate on the determination date, determined as described under “Supplemental Terms of Your Notes — Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” beginning on page S-19 of the accompanying currency terms supplement

Initial basket level:  100

Final basket level:  the final basket level will equal the initial basket level times the sum of the results of, (i) the final exchange rate for each basket exchange rate divided by (ii) the initial exchange rate for each basket exchange rate times (iii) the respective weighting for each basket exchange rate, as determined by the calculation agent on the determination date, subject to the circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” on page S-19 of the accompanying currency terms supplement

Basket weightings:  the basket exchange rates are weighted as set forth in the table below:

Basket Exchange Rate	Weight in Basket
BRL/USD	10%
RUB/USD	15%
INR/USD	10%
CNY/USD	15%
TRY/USD	10%
MXN/USD	15%
KRW/USD	15%
IDR/USD	10%

Basket return:  the quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:  April 30, 2012

Original issue date (settlement date):  May 7, 2012

Determination date:  December 11, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-11 of the accompanying currency terms supplement

Stated maturity date:  December 18, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

Interest:  the notes do not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-30 of the accompanying currency terms supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket exchange rates, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement.

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

We will deliver the notes against payment therefor in New York, New York on May 7, 2012, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes.  However, neither Goldman Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.  No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38143U3D1

ISIN no.:  US38143U3D13

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the basket exchange rates will be on the determination date. The basket exchange rates have been highly volatile in the past — meaning that the basket exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the basket exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the applicable currencies.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket exchange rates and our creditworthiness.  In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price.  For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000
Initial basket level	100
Threshold settlement amount	$1,150.00
Buffer amount	20%
Buffer rate	125%

Notes purchased on the original issue date at the face amount and held to the stated maturity date
The determination date is a fixing day for each basket exchange rate

For these reasons, the actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket exchange rates shown elsewhere in this pricing supplement. For information about the basket exchange rates during recent periods, see “The Basket Exchange Rates — Historical Exchange Rates” on page PS-11. Before investing in the offered notes, you should consult publicly available information to determine the basket exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical basket return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The final basket level will be determined based on the performance of each of the basket exchange rates.  The initial basket level is 100.  The basket return will be equal to the quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Hypothetical Basket Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
50.00%	150.00%
30.00%	130.00%
25.00%	125.00%
15.00%	115.00%
12.00%	115.00%
10.00%	115.00%
7.00%	115.00%
5.00%	115.00%
0.00%	115.00%
-5.00%	100.00%
-10.00%	100.00%
-20.00%	100.00%
-25.00%	93.75%
-50.00%	62.50%
-75.00%	31.25%
-90.00%	12.50%
-100.000%	0.000%

If, for example, the basket return was determined to be –50%, the cash settlement amount that we would deliver to you at maturity would be approximately 62.50% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 37.50% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on basket exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket exchange rates or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 31, 2012. After October 31, 2012, the price at which Goldman, Sachs & Co. would buy or sell notes (if Goldman, Sachs & Co. makes a market) will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any.  The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes.  The cash payment on the notes, if any, on the stated maturity date will be based on the basket return.  Thus, if the basket return is less than –20%, as calculated by the calculation agent, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

A Decline in One Currency in the Basket Against the U.S. Dollar May Offset Increases in the Other Currencies in the Basket Against the U.S. Dollar Over the Life of the Notes

Declines in one currency in the basket against the U.S. dollar (i.e., if the value of the U.S. dollar strengthens against such currency) may offset increases in one or more other currencies in the basket against the U.S. dollar. As a result, even if one or more currencies in the basket have appreciated against the U.S. dollar over the term of your notes, you may lose a significant amount of your investment if some or all of the other currencies in the basket decline versus the U.S. dollar.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Determination Date

The cash settlement amount that will be paid on your notes at maturity will be based on the final basket level on the determination date.  Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the buffer amount on the return on your investment will depend upon the price you pay for your notes relative to the face amount. For example, the buffer amount, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid derivative contract in respect of the basket exchange rates. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the basket exchange rates. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the basket exchange rates should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Certain Notes Treated as Pre-Paid Derivative Contracts – Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE BASKET EXCHANGE RATES

We have derived all information regarding each of the basket exchange rates contained in this pricing supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date.  If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below.  Some of these factors are explained in more detail in this pricing supplement.

The following chart is based on the basket return for the period from April 30, 2007 through April 27, 2012 of a basket which is weighted as described above on PS-3 and does not take into account any taxes you may owe as a result of owning your notes.  No one can predict what the final exchange rates will be on the determination date.  The basket return can appreciate or depreciate due to changes in the basket exchange rates.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical basket returns in the example shown below.  The historical information about the applicable currencies during recent periods is set forth below.

The chart below assumes that there is no change in, or affecting, the basket exchange rates or the method by which the calculation agent calculates the basket returns.

Historical Basket Return

Historical Exchange Rates

The respective basket exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the basket exchange rates during any period shown below is not an indication that such basket exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the basket exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the basket exchange rates. The actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through April 30, 2012), as published by Banco Central do Brasil, the Chicago Mercantile Exchange, Reserve Bank of India, People’s Bank of China, WM Company, Korea Financial Telecommunications and Clearing Corporation and the Association of Banks in Singapore, as applicable, and displayed on the relevant source specified in “Special Calculation Provisions – Level of an Exchange Rate” on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following tables, a decrease in a basket exchange rate for a given day indicates a weakening of the USD against the relevant currency, while an increase in a basket exchange rate indicates a strengthening of the USD against that currency. We obtained the information in the tables below from Banco Central do Brasil, the Chicago Mercantile Exchange, Reserve Bank of India, People’s Bank of China, WM Company, Korea Financial Telecommunications and Clearing Corporation and the Association of Banks in Singapore, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of BRL versus USD

	High	Low	Period End
2009
Quarter ended March 31	2.4218	2.1889	2.3152
Quarter ended June 30	2.2899	1.9301	1.9516
Quarter ended September 30	2.0147	1.7781	1.7781
Quarter ended December 31	1.7879	1.7024	1.7412

2010
Quarter ended March 31	1.8773	1.7227	1.7810
Quarter ended June 30	1.8811	1.7306	1.8015
Quarter ended September 30	1.8006	1.6942	1.6942
Quarter ended December 31	1.7336	1.6554	1.6662

2011
Quarter ended March 31	1.6912	1.6287	1.6287
Quarter ended June 30	1.6339	1.5611	1.5611
Quarter ended September 30	1.9016	1.5345	1.8544
Quarter ended December 30	1.8937	1.6885	1.8758

2012
Quarter ended March 30	1.8683	1.7024	1.8221

	High	Low	Period End
Quarter ending June 30 (through April 30, 2012)	1.8918	1.8256	1.8918

Quarterly High, Low and Period End Exchange Rates of RUB versus USD

	High	Low	Period End
2009
Quarter ended March 31	36.3638	29.1550	33.9125
Quarter ended June 30	34.1670	30.5455	31.1723
Quarter ended September 30	32.7959	29.9787	30.0500
Quarter ended December 31	30.8100	28.6500	30.3135

2010
Quarter ended March 31	30.5330	29.1775	29.4213
Quarter ended June 30	31.8225	28.9775	31.2340
Quarter ended September 30	31.3102	29.7429	30.5690
Quarter ended December 31	31.5015	29.7764	30.5270

2011
Quarter ended March 31	30.7745	28.1648	28.4200
Quarter ended June 30	28.5230	27.2860	27.9155
Quarter ended September 30	32.4213	27.5075	32.2380
Quarter ended December 30	32.7250	29.6975	32.1230

2012
Quarter ended March 30	32.0331	28.9975	29.4455
Quarter ending June 30 (through April 30, 2012)	29.7435	29.1600	29.3675

Quarterly High, Low and Period End Exchange Rates of INR versus USD

	High	Low	Period End
2009
Quarter ended March 31	52.06	48.37	50.95
Quarter ended June 30	50.53	46.84	47.87
Quarter ended September 30	49.40	47.54	48.04
Quarter ended December 31	47.86	45.91	46.68

2010
Quarter ended March 31	46.81	44.94	45.14
Quarter ended June 30	47.57	44.33	46.60
Quarter ended September 30	47.33	44.92	44.92
Quarter ended December 31	46.04	44.03	44.81

2011
Quarter ended March 31	45.95	44.65	44.65
Quarter ended June 30	45.38	44.04	44.72
Quarter ended September 30	49.67	43.95	48.93
Quarter ended December 30	54.24	48.82	53.27

2012
Quarter ended March 30	53.30	48.68	51.16
Quarter ending June 30 (through April 30, 2012)	52.79	50.56	52.52

Quarterly High, Low and Period End Exchange Rates of CNY versus USD

	High	Low	Period End
2009
Quarter ended March 31	6.8399	6.8293	6.8359
Quarter ended June 30	6.8370	6.8201	6.8319
Quarter ended September 30	6.8352	6.8271	6.8290
Quarter ended December 31	6.8287	6.8267	6.8282

2010

	High	Low	Period End
Quarter ended March 31	6.8281	6.8261	6.8263
Quarter ended June 30	6.8284	6.7890	6.7909
Quarter ended September 30	6.8126	6.6936	6.7011
Quarter ended December 31	6.6986	6.6227	6.6227

2011
Quarter ended March 31	6.6349	6.5564	6.5564
Quarter ended June 30	6.5527	6.4683	6.4716
Quarter ended September 30	6.4748	6.3549	6.3549
Quarter ended December 30	6.3762	6.3009	6.3009

2012
Quarter ended March 30	6.3359	6.2840	6.2943
Quarter ending June 30 (through April 30, 2012)	6.3072	6.2787	6.2787

Quarterly High, Low and Period End Exchange Rates of TRY versus USD

	High	Low	Period End
2009
Quarter ended March 31	1.8048	1.5180	1.6731
Quarter ended June 30	1.6519	1.5246	1.5362
Quarter ended September 30	1.5529	1.4598	1.4864
Quarter ended December 31	1.5294	1.4446	1.4990

2010
Quarter ended March 31	1.5572	1.4518	1.5222
Quarter ended June 30	1.6083	1.4710	1.5833
Quarter ended September 30	1.5839	1.4465	1.4465
Quarter ended December 31	1.5638	1.3948	1.5390

2011
Quarter ended March 31	1.6166	1.5369	1.5439
Quarter ended June 30	1.6417	1.5072	1.6240
Quarter ended September 30	1.8604	1.6106	1.8595
Quarter ended December 30	1.9181	1.7445	1.8886

2012
Quarter ended March 30	1.8862	1.7399	1.7829
Quarter ending June 30 (through April 30, 2012)	1.8159	1.7590	1.7590

Quarterly High, Low and Period End Exchange Rates of MXN versus USD

	High	Low	Period End
2009
Quarter ended March 31	15.3835	13.3585	14.1030
Quarter ended June 30	13.9925	12.8610	13.1703
Quarter ended September 30	13.8104	12.8078	13.5051
Quarter ended December 31	13.7062	12.5827	13.0554

2010
Quarter ended March 31	13.1660	12.3253	12.3253
Quarter ended June 30	13.2330	12.1650	12.8844
Quarter ended September 30	13.1617	12.4787	12.5312
Quarter ended December 31	12.5945	12.2133	12.3340

2011
Quarter ended March 31	12.2629	11.9073	11.9073
Quarter ended June 30	11.9681	11.5004	11.7269
Quarter ended September 30	13.8639	11.5675	13.8298
Quarter ended December 30	14.2122	13.1138	13.9554

2012

	High	Low	Period End
Quarter ended March 30	13.7503	12.6130	12.8105
Quarter ending June 30 (through April 30, 2012)	13.2337	12.7091	13.0066

Quarterly High, Low and Period End Exchange Rates of KRW versus USD

	High	Low	Period End
2009
Quarter ended March 31	1,573.60	1,292.10	1,398.20
Quarter ended June 30	1,376.80	1,236.10	1,277.90
Quarter ended September 30	1,295.70	1,181.40	1,181.40
Quarter ended December 31	1,200.60	1,152.80	1,167.60

2010
Quarter ended March 31	1,172.60	1,119.80	1,132.50
Quarter ended June 30	1,261.50	1,104.00	1,230.10
Quarter ended September 30	1,231.20	1,141.30	1,141.30
Quarter ended December 31	1,164.90	1,106.10	1,138.90

2011
Quarter ended March 31	1,137.60	1,100.10	1,100.10
Quarter ended June 30	1,096.30	1,066.80	1,070.10
Quarter ended September 30	1,186.00	1,049.50	1,178.10
Quarter ended December 30	1,199.50	1,104.50	1,153.30

2012
Quarter ended March 30	1,164.30	1,114.50	1,134.20
Quarter ending June 30 (through April 30, 2012)	1,142.30	1,123.40	1,131.60

Quarterly High, Low and Period End Exchange Rates of IDR versus USD

	High	Low	Period End
2009
Quarter ended March 31	12,172	10,880	11,689
Quarter ended June 30	11,678	9,992	10,230
Quarter ended September 30	10,276	9,589	9,680
Quarter ended December 31	9,701	9,295	9,399

2010
Quarter ended March 31	9,426	9,070	9,119
Quarter ended June 30	9,369	9,000	9,082
Quarter ended September 30	9,090	8,921	8,921
Quarter ended December 31	9,050	8,889	8,990

2011
Quarter ended March 31	9,087	8,706	8,706
Quarter ended June 30	8,700	8,507	8,597
Quarter ended September 30	9,109	8,459	8,884
Quarter ended December 30	9,218	8,833	9,198

2012
Quarter ended March 30	9,214	8,977	9,188
Quarter ending June 30 (through April 30, 2012)	9,195	9,152	9,191

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

___________________

		$6,507,000 The Goldman Sachs Group, Inc. Currency-Linked Notes due 2013 (Linked to a Weighted Basket of Exchange Rates) Medium-Term Notes, Series D ___________________ Goldman, Sachs & Co.

Pricing Supplement

Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Basket Exchange Rates	PS-11
Validity of the Notes	PS-16

Currency Terms Supplement dated April 17, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds and Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140